FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

         Exhibit 1

       Press Release dated December 16, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: December 16, 2003

                                                           |NEWS RELEASE

|

Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver  BC  Canada  V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX ADVANCES LEAD DEVELOPMENT CANDIDATE FOR

SERIOUS BACTERIAL INFECTIONS

Preclinical Testing Indicates MBI-2401 has Several Potential Advantages

Over Products Currently on the Market and in Development

Vancouver, BC, CANADA - December 16, 2003 - Micrologix Biotech Inc., a developer of anti-infective drugs (TSX: MBI; OTC: MGIXF), has advanced MBI-2401 as the lead development candidate from its lipopeptide program. The compound selected is intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections.

"We are very pleased to announce the advancement of this compound into IND-related non-clinical development," stated Jake Clement, Ph.D., Chief Scientific Officer of Micrologix. "MBI-2401 represents our first systemic (non-topical) antibacterial agent and appears to be highly competitive with products on the market and in development. Our goal is to begin clinical development in early calendar 2005."

Jim DeMesa, M.D., President & CEO of Micrologix added, "This advancement once again validates our strategy of growing and diversifying our pipeline through acquisitions. The superior characteristics seen in preclinical testing of MBI-2401 make this an exciting program for future value creation. In discussions with various infectious disease experts, there appears to be a great need for a product with the profile displayed by MBI-2401 in the preclinical work completed thus far."

About MBI-2401

In preclinical testing, MBI-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, may differentiate it from products on the market and under development:

  Bactericidal: this activity is important because many hospital-acquired infections are lethal if the invading organism is not quickly eliminated.  Many drugs currently available, which only stop or slow the growth of bacteria, have limited effectiveness particularly in ill or immunocompromised patients.

  Long half-life: The long biological half-life observed in studies to date may lead to once or twice weekly dosing.  Most products currently available must be administered daily.  Less frequent dosing may reduce the problems associated with once or twice daily intravenous administration.

  Potent activity against drug-resistant bacteria:  In laboratory studies, significant activity has been demonstrated against vancomycin-resistant strains of bacteria as well as strains resistant to macrolides, penicillin, methicillin and gentamicin.

  Limited possibility for resistance development:  In vitro studies have demonstrated a low propensity for resistance development against human pathogens.

  Long post-antibiotic effect:  A bacterial killing effect that continues after the drug is no longer present can prolong or enhance the effectiveness of treatment and help to prevent the bacteria from regrowing or developing resistance.  Many drugs currently available have no such post-antibiotic effect.

  No evidence of significant toxicity:  Preclinical testing to date indicates that MBI-2401 has a favorable toxicity profile.

Ultimately, indications that could be pursued for MBI-2401 include hospital-acquired pneumonia, soft tissue infections, complicated urinary tract infections, endocarditis, and complicated skin and skin structure infections. It is expected that the first indication to be targeted for MBI-2401 would be complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected ulcers. It is estimated that there are more than 1 million cases of complicated skin infections resulting from surgery each year in the United States. Complicated skin infections are also common in patients with other health concerns that may adversely affect their immune response to infection, their body's delivery of medicine to the infected area or their ability to heal, such as the elderly and individuals with HIV/AIDS.

About Serious Gram-positive Hospital-Acquired Infections

Gram-positive bacteria are a very serious medical challenge, not only in terms of human costs, but also in terms of the financial burden on healthcare systems. Every year in the US alone, about two million patients develop nosocomial infections, with 50-60% involving antibiotic-resistant bacteria. These nosocomial infections add at least US$4-5 billion to the cost of health care.

Vancomycin is one of the current treatments for patients with serious and life-threatening Gram-positive infections that have failed to respond to other antimicrobials.  However, both staphylococci and enterococci have developed resistance to vancomycin in recent years and the trend is expected to continue or accelerate. Currently, there are limited commercially available therapeutic alternatives to treat these strains of vancomycin-resistant organisms and many of these antimicrobial drugs are difficult or inconvenient to administer.  Most of these antimicrobial drugs must be administered daily or multiple times a day in order to be effective, are not well tolerated by patients, or require lengthy infusion.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, beginning clinical development of MBI-2401 in early calendar 2005 and MBI-2401 potentially being a once or twice weekly treatment. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.